FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 & 4 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces the Resignation of its President & CEO, Shmuel Koren. Shalom Daskal is Appointed New CEO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Chen ——————————————————— Eyal Chen CFO

Dated: November 19, 2008

BOS Announces the Resignation of its President & CEO, Shmuel Koren. Shalom Daskal is Appointed New CEO.

RISHON LEZION, Israel, November 19, 2008 /GLOBE NEWSWIRE/B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC) a leading provider of comprehensive Mobile and RFID solutions for the enterprise and of Supply Chain Solutions, announced that Shmuel Koren, President and CEO of the Company has tendered his resignation from the Company. Mr. Koren will be replaced by Mr. Shalom Daskal.

During Mr. Koren's tenure as President and CEO, the Company's sales almost tripled from $ 22 Million to $ 55 Million (forecast for 2008).

“I am proud of the foundation we have established at BOS over the course of the last two years,” said Shmuel Koren. “The Company is now positioned as a worldwide leading provider of Mobile and RFID solutions and supply chain solutions with a strong growth strategy in these fields and an outlook of success.”

Mr. Shalom Daskal, who shall assume the position of CEO this week, brings over 28 years of executive experience in global High Tech companies, including a proven track record of growing and selling businesses. Prior to joining BOS, Shalom served as an active chairman of several High Tech companies based in Israel.

During the years 2005-2006, Mr. Daskal was the Chief Executive Officer of Shellcase Ltd. ,which was acquired by Tessera Technologies Inc. (Nasdaq: TSRA). Prior to joining Shellcase, between 2002-2004, he was the Chief Executive Officer of Power Paper Ltd., and during 1999-2002 he was the Chief Operation Officer of the International Division of Crystal Systems Solutions Ltd. (later renamed BluePhoenix Solutions). Between 1996-1998, Mr. Daskal was the CEO of Emultek Ltd. Shalom began his career in the computer center of the Israeli Defense Forces (Mamram), and earned a Bachelor's degree in computer science from the IDF computers academy.

Mr. Cukierman, Chairman of the Board, expressed his appreciation of Mr. Koren’s tenure at BOS, stating, “We thank Shmuel Koren for his successful service with BOS, during which the Company has grown significantly. I welcome Mr. Daskal and have great confidence in his leadership and ability to continue BOS’ growth and to strengthen the position of BOS as a worldwide leader in providing comprehensive Mobile and RFID solutions for the enterprise.”

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full solutions combined of:

(a) Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology; and

(b) Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c) Software Applications – PointAct application platform for implementation of various business organizational processes.

(ii)	Supply Chain Solutions- reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin +972-50-560-0140
zvi@kwan.co.il

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt
+ 1-646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.